UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934


                                  SRKP 4, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                      None
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                                 (CUSIP Number)

                                  SRKP 4, INC.
                      210 South Federal Highway, Suite 205
                            Deerfield Beach, FL 33441
                                 (310) 203-2902
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 October 3, 2005
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             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   None

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              1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
                 Thomas Poletti
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              2. Check the Appropriate Box if a Member of a Group (See
                 Instructions)
                 (a)
                 (b)
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              3. SEC Use Only
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              4. Source of Funds (See Instructions) (See item 3)  PF
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              5. Check if Disclosure of Legal Proceedings Is Required Pursuant
                 to Items 2(d) or 2(e)
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              6. Citizenship or Place of Organization
                 U.S.A
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                    7. Sole Voting Power
Number of              243,000
Shares           ---------------------------------------------------------------
Beneficially        8. Shared Voting Power
Owned by         ---------------------------------------------------------------
Each                9. Sole Dispositive Power
Reporting              243,000
Person With      ---------------------------------------------------------------
                   10. Shared Dispositive Power
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             11. Aggregate Amount Beneficially Owned by Each Reporting Person
                 243,000
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             12. Check if the Aggregate Amount in Row (11) Excludes Certain
                 Shares (See Instructions)
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             13. Percent of Class Represented by Amount in Row (11)
                 9%
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             14. Type of Reporting Person (See Instructions)
                 IN

Item 1.  Security and Issuer.

      This Schedule 13D relates to the common stock, par value $0.0001 per share (the "Common Stock") of SRKP 4, Inc., whose principal executive offices are located at 210 South Federal Highway, Suite 205, Deerfield Beach, FL 33441 (the "Issuer").

Item 2. Identity and Background.

      (a) The name of the reporting person is Thomas Poletti (the "Reporting Person").

      (b) The business address of the Reporting Person is 210 South Federal Highway, Deerfield Beach, FL 33441.

      (c) The Reporting Person's present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is attorney; Kirkpatrick & Lockhart Nicholson Graham LLP, 10100 Santa Monica Boulevard, 7th Floor, Los Angeles, CA 90067.

      (d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

      (e) The Reporting Person has not been a party to any civil proceedings during the last five years.

      (f)   The Reporting Person is a citizen of the U.S.A.

Item 3.  Source and Amount of Funds or Other Consideration.

      The Reporting Person purchased the 243,000 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $2,250.00. The source of funding for this purchase was through personal funds.

Item 4.  Purpose of Transaction.

None

Item 5.  Interest in Securities of the Issuer.

      (a) The Reporting Person beneficially owns an aggregate of 243,000 shares of Common Stock, representing 9% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer's Form 10-SB filed August 3, 2005.)

      (b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 243,000 shares of Common Stock owned by the Reporting Person.

      (c) The 243,000 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective May 26, 2005.

      (d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 243,000 shares of Common Stock owned by the Reporting Person.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      The securities discussed herein are the result of the Common Stock Purchase Agreement executed by and between the Reporting Person and the Issuer (the "Purchase Agreement").

Item 7. Material to Be Filed as Exhibits.

      None.

Signature.

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              December 1, 2005


                                              THOMAS POLETTI



                                              By: /s/ Thomas Poletti
                                                  -------------------------